QuickLinks

** Portions of this exhibit have been omitted pending a confidential treatment request by the Company.

EXHIBIT 10.18

Global Reseller Term Sheet

Licensee:	TECHinspirations, Inc. or its nominee, provided that if the transfer of the USA company, Amyyon Company is effected to TECHinspirations, Inc., the licensee nominee shall be Amyyon Company (for purposes hereof, "TECH" refers to TECHinspirations, Inc. until the said licensee is designated and thereafter refers to the said nominee or TECH, as the context requires).
Licensor:
Amyyon Holding B.V. ("Amyyon"), provided that Amyyon may cause the definitive Software Distribution Agreement to be entered into with its subsidiary having ownership of the Software Products so long as Amyyon continues to remain responsible with that subsidiary for the obligations of the licensor hereunder.
Software Products:	Executable versions of all software products now or hereafter distributed or licensed by Amyyon B.V. and its subsidiaries (the "Software Products").
Markets:	All industries ("Markets").
Geography:	The Americas consisting of all territories in North America, Central America (including the Caribbean) and South America (the "Geography").
Royalty:
For these purposes "License Revenue" is the lesser of Amyyon's international list price for equivalent licensing of the Software Products in Europe and Australia (the "International Price List") (converted at current conversion rates), and the actual revenue received by TECH, in each case as otherwise recognized by TECH in accordance with US GAAP as the result of the licensing or other exploitation of the Software Products within the Geography, excluding any revenue attributed to the provision of services or maintenance. The Royalty payable is ** of License Revenue during the period prior to the completion of the Development Plan, and, thereafter, the Applicable Percentage (as defined below under Royalty Adjustment) of License Revenue for the remainder of the Agreement. If License Revenue includes third party products (eg Uniface Licenses as part of the Software Product package), the ** and Applicable Percentage Royalties shall not operate so as to create a loss for Amyyon (given its royalty obligations to the third party) and will be adjusted upwards on the third party products to cover that third party royalty obligation; provided that, Amyyon and TECH will work out the best option to preserve, as closely as possible, TECH's royalty percentages hereunder (which solution may involve direct contact with the third party party vendor). In the event that sales are effected within the Geography to multinational accounts giving rise to the use of the Software Products outside of the Geography, the relevant License Revenue will be split based on the number of users within the Geography and outside of the Geography with recognition of revenue outside of the Geography in accordance with revenue recognition regulations applicable to those regions. International account revenue within the Geography will attract royalty payments as aforesaid, and that portion of international revenue attributable outside of the Geography will be split between TECH and Amyyon on a 50:50 basis.
Minimum Royalty Standards:
For these purposes "Base Year Royalty" means the greater of $500,000 and the amount of royalties payable by TECH to Amyyon in the first year of this Agreement from June 1, 1999 to May 31, 2000 on License Revenue within the Geography; "Annual Royalty Standard" for the first year of this Agreement ending May 31, 2000 means the Base Year Royalty and for each year thereafter during the currency of this Agreement means a quantum of royalties payable by TECH to Amyyon on License Revenue within the Geography in that year that is ** higher than the Annual Royalty Standard for the previous year; and, "Current Years Cumulative Standard" in relation to any particular year of this Agreement means the sum of all Annual Royalty Standards to date (including the current years Annual Royalty Standard and the Base Year Royalty). In the event that TECH does not in any particular year of this Agreement generate royalties payable to Amyyon at least equal to the Minimum Royalty Standard for that year (as hereafter defined), Amyyon will have a period of sixty (60) days from receipt of the reporting of final royalties for that year within which to give written notice to TECH electing to convert TECH's exclusive license hereunder for the Software Products into a non-exclusive license, subject to TECH's preservation rights set out hereafter. In the foregoing circumstances, and upon receipt of Amyyon's election, TECH shall have the further right to elect within thirty (30) days of receipt of the notice to preserve its exclusive rights under this Agreement by making an additional payment to Amyyon to satisfy any unfulfilled portion of the particular Minimum Royalty Standard for that year (the "Top Up Amount"). Each Top Up Amount so paid will be treated as a non-refundable prepayment of royalties and will be credited against royalty payment obligations as they accrue. For these purposes, the "Minimum Royalty Standard" in any year means the Annual Royalty Standard for that year plus the Top Up Amount, if any, from the immediately preceding year.
Development Plan:
Amyyon commits to the following development annexed hereto as Schedule A for existing Software Products (the "Development Plan") the results of which will form part of the Software Products licensed hereunder.

In the event that Amyyon fails to implement all or any part of the Development Plan in a timely manner and consistent with marketing needs in the Americas, TECH shall be entitled to take over and implement the Development Plan, or any part thereof, and the costs of such implementation shall be offset against future royalties.

Additional Development:	In addition to the Development Plan:
(a)
Amyyon commits to the ordinary course maintenance and development of the Software Products and to issuing appropriate new versions or generations thereof consistent with operating system developments in the industry. (the "Ordinary Course Development");
(b)
Amyyon commits to a continuing program of development and enhancement of the functionality of the Software Products sufficient to justify at least one major new release of the Software Products in each year of this Agreement starting the year after the year of this Agreement in which the Development Plan is completed satisfactorily (the "Major Releases");
(c)
Amyyon will keep TECH advised of Amyyon's current planning process and its cycle of planned Major Releases and of the enhancements to be included therein. TECH will have the opportunity to propose enhancements or functionality on a country applicable basis which, in its opinion, are necessary to be included in Major Releases in order to sustain or enhance marketability in the Americas (the "TECH Proposed Enhancements") and Amyyon will use all reasonable efforts to include the same in the development of Major Releases. In their deliberations, the parties will also make a determination as to whether it is commercially reasonable to integrate the particular enhancements into the Software Products so that the enhancements are maintained and supported in each subsequent general release of the Software Products (the "Supported Enhancements"). In doing so, the parties will have due regard for the Americas as a major potential market and also for corporate decisions on Amyyon's product development and design, but shall not in determining commercial reasonableness have regard for Amyyon's specific available capacity to implement the TECH Proposed Enhancements. In the event that the parties cannot agree to designate the particular TECH Proposed Enhancement as a Supported Enhancement, TECH may refer the decision to arbitration and the arbitration will be binding upon the parties. In the event that Amyyon is unable (whether under any circumstances or within the required time frame) to underwrite the cost of developing and implementing the TECH Proposed Enhancements, Amyyon will supply TECH with the design and programming standards for the integration of the TECH Proposed Enhancements into the Software Products (the "Standards") and TECH may, but need not, underwrite the cost of developing and implementing the TECH Proposed Enhancements in accordance with the Standards and in that respect TECH shall have full access to the source code for the Software Products in order to enable TECH to effect such development. With respect to any such TECH Proposed Enhancements developed by TECH: TECH shall have proprietary ownership rights to the resulting enhanced code and the right to distribute the same in conjunction with Amyyon's Software Products subject to the terms of this Agreement; TECH shall provide Amyyon with a distribution license to distribute such enhancements outside the Geography on reciprocal terms and conditions to those contained in this Agreement; TECH shall be entitled to recover its development costs for the TECH Proposed Enhancements developed by it by way of credit against TECH's royalty obligations under this Agreement to Amyyon for Software Products; any monies received by TECH pursuant to royalties payable to TECH by Amyyon on the reciprocal license of such enhancements shall be applied in reduction of TECH's development cost recovery; if the particular enhancement has been designated as a Supported Enhancement, TECH must supply to Amyyon the code for such enhancements and Amyyon will integrate it into the next Major Release and will thereafter maintain and support the enhancements; and, subject to the foregoing, all such TECH Proposed Enhancements implemented by TECH, or by Amyyon, shall form part of the Software Products and the pricing related thereto shall be subject to Royalties.
Royalty Adjustment:	The Royalty percentage that is applicable during the term of this Agreement after the implementation of the Development Plan shall be one of the following percentages (the "Applicable Percentage"):
(a)
In the second year of this Agreement, the "Annual Incentive Standard" shall be ** higher than the Base Year Royalty, and each subsequent years Annual Incentive Standard shall be ** higher than the previous years Annual Royalty Standard. For each year after the year in which the Development Plan is implemented and subject to paragraph (b) below, the Applicable Percentage shall be:
(i)
** for so long as the cumulative Annual Incentive Standards (including the Base Year Royalty) for all years to and including the current year (the "Current Aggregate Incentive") exceeds the aggregate of all royalties paid or payable under this Agreement to that point in time; and
	(ii)	** for so long as the Current Aggregate Incentive is less than the aggregate of all royalties paid or payable to that point in time; and
(b)
the royalty percentages computed under subparagraph (i) and (ii) of paragraph (a) above shall in each case be reduced by ** in any particular year if, in the immediately preceding year, there was no Major Release.

In addition, in the event (the "Abandonment") that Amyyon fails to implement Ordinary Course Development, or otherwise ceases its corporate existence, becomes insolvent, or bankrupt, or subject to control by any of its creditors, the Royalties payable for License

Products and for maintenance shall in each case be permanently reduced to ** under this Agreement, and whether or not such event occurs before or after the implementation of the Development Plan.
Royalty Credit:
TECH shall be entitled to credit against its future royalty payment obligations (x) for the cost of any Development Plan implementation assumed by TECH, (y) for all transition costs associated with taking over the operation of the Amyyon Company in the United States (including legal and accounting costs, tax liabilities, and applicable severances if demanded), and (z) for the development cost associated with TECH Proposed Enhancements implemented by TECH net of any royalty revenue received by TECH from Amyyon pursuant to the licensing of any such enhancement.
Term:	Effective from June 1, 1999 and for a period ending May 31, 2014, to be renewed annually thereafter on mutually agreeable terms, or as set out below.
Currency:	All amounts are in US dollars.
Payment:
Royalty payments and sales matters will be supportable by the usual financial information and supporting reports to be settled as more particularly set out in the formal Software Distribution Agreement. Royalty payments will be accounted for on a monthly basis, and paid on a quarterly basis as payment is received by TECH.
Grant of License and Marketing Rights:
TECH is granted the exclusive right, subject to the qualification set out hereafter, to grant user licenses (whether directly or indirectly through its standard distribution channels) to the Software Products in the Markets and Geographies on an exclusive basis. The right to distribute Software Products in Argentina will be shared with the non-exclusive rights to distribute in Argentina presently granted to Amyyon's Spanish distributor. Amyyon agrees not to exercise any elective right to renew the Spanish distributors rights in Argentina unless TECH consents to each such renewal. Any sublicense rights granted through distribution channels will be no wider than the rights granted to TECH hereunder. TECH shall have full discretion over pricing and packaging of the Software Products. Notwithstand- ing the foregoing, TECH's pricing discretion will be constrained in that the pricing for territories outside of the Geography in international deals shall adhere to the International Price List unless TECH first obtains Amyyon's consent to a variation from Amyyon's international pricing standard. The foregoing license shall be automatically upgraded to a source code license permitting TECH full access to, and rights to use, the source code for Software Products immediately upon the occurrence of an Abandonment event and subject to the 20% royalty payments provided under the Royalty Adjustment paragraph above.
TECH confirms that it is its present intention to operate Amyyon Company for the ensuing year at least to the level at which Amyyon and TECH had currently planned for it to be operated, subject to such changes as TECH deems appropriate to meet business contingencies and results.

TECH may market the Software Products under their original names as a reseller, including the licensed right to use the name Amyyon and all other product or brand names from time-to-time that are associated by Amyyon with the Software Products. In addition, TECH shall have the right as it deems necessary or appropriate to meet marketing conditions in the Americas by associating the Software Products with names or brands that in TECH's judgment enhance the marketability of the Software Products; provided that, TECH shall not use this right to extract a segment of the Software Products for the purpose of marketing it with products that are not Software Products with license revenue allocation that unfairly favours the other products to the detriment of Amyyon's royalties for the segment of the Software Product. TECH shall preserve all copyright, trademark, and other proprietary notices contained in the Software Products and in all copies thereof and shall implement and observe the highest quality standards with respect to reproducing and using Amyyon's trademarks in connection with the distribution of the Software Products. The formal Software Distribution Agreement to be entered into implementing the terms hereof shall contain the usual provisions respecting ownership of proprietary property, duties to protect, and the like.

Amyyon will enter into an appropriate source code escrow arrangement with TECH in the United States to secure Amyyon's corporate existence and its maintenance obligations for the Software Products and TECH's source code license under the circumstances set out above. TECH will have the right to permit its licensees of the Software Products to have the benefit of this escrow arrangement under appropriate circumstances.
Training and Implementation Support:
TECH will train its sales force, direct sales, indirect sales and pre-sales representatives, to effectively sell the Software Products. Amyyon will provide additional training and sales support as required by TECH subject to reasonable commercial efforts having regard to Amyyon's personnel availability and having regard to its pre-existing commitments, at 50% of Amyyon's standing daily rates plus reasonable travel and lodging expenses, at cost; TECH personnel shall be entitled over the next year to attend and participate in Amyyon's scheduled training sessions for general purposes at a cost equal to Amyyon's incremental out-of-pocket expense. The training schedule to be agreed by both parties to maximize effectiveness and reduce costs. In addition, Amyyon agrees to provide demonstration copies of the Software Products to TECH for sales demo purposes at no additional cost to TECH.
Upon reasonable request of TECH, Amyyon or its certified agents will provide implementation services for the Software Products subject to reasonable commercial efforts having regard to Amyyon's personnel availability and having regard to its pre-existing commitments. Amyyon will make its consultants and/or employees available for implementation services at Amyyon's standard daily rates less thirty (30%) percent plus travel and other expenses at cost.

Amyyon will provide customer and product support consisting of Ordinary Course Development of Software Products and upgrades and telephone support for customer problems and inquiries. TECH will be the first point of contact for call support and Amyyon will provide second line support to TECH. In the event that TECH unbundles and separately prices its customer maintenance support contracts, TECH shall pay to Amyyon for the services set out in this paragraph an additional fee of ** of TECH's revenue for such service contracts subject to normal revenue recognition rules. For greater certainty, this additional fee does not apply to customer specific software services or development. In addition, the fee payment obligation under this paragraph shall not arise until after Amyyon has completed and implemented the Development Plan.
Warranties:
Amyyon warrants the Software Products function in accordance with the relevant Amyyon specifications and user documentation subject to normal operating deficiency experience consistent with industry experience and are Y2K compliant. This warranty will be effective for each new TECH's licensee.

TECH's economic terms under this Agreement will be no less favorable to it than those under any arrangement between Amyyon and any other reseller/distributor (comparisons to be made to arms' length parties only) having regard to the aggregate economic benefits to Amyyon from its arrangements with other resellers, including collateral benefits, whether derived from an agreement with such other party or from another business arrangement or relationship with such party.

Amyyon further represents that it has sufficient rights to enter into this Agreement and this Agreement does not conflict with any other agreements. Amyyon will indemnify, in accordance with the usual terms and conditions for software distribution agreements, TECH against any claims that the Software Products infringe any intellectual property rights of any third party or that this Agreement violates the rights of any third party in any other agreement.
First Offer Obligation:
For purposes of this Agreement, "change of control" means a transfer, sale or disposition to a Person who is not a Non-Arm's Length Party (as defined in the Purchase Agreement) of 75% or more of the common shares of Amyyon or TECH, as the case may be, issued and outstanding as at the date of this Agreement determined on a fully diluted basis (the "Existing Shares"). For certainty, change of control does not include any transfer, sale or disposition arising as a result of or in connection with: (i) an initial public offering of the securities of Amyyon or TECH, as the case may be, (ii) an amalgamation or merger of Amyyon or TECH, as the case may be, with another entity (excluding an amalgamation or merger which results in the defacto transfer, sale or disposition of the Existing Shares) or (iii) a transfer, sale or disposition by way of security only.

Each of TECH and Amyyon (the "Offeror") agrees not to solicit or support any offer which would result in a change of control of it, or which pertains to the sale to a Person who is not a Non-Arm's Length Party of all of its rights in and to the Software Products (a "Third Party Sale Transaction") without first granting the other (the "Offeree") a right of first offer. The Offeror shall not be under any obligation to grant a further right of first offer hereunder within a reasonable time frame following the date of the first offer unless the proposed terms of disposition to a third party provide for aggregate consideration which is less than 80% of the aggregate consideration under the original offer, or terms and conditions more favourable to a purchaser than were contained in the original offer, in which event the Offeror must first re-offer its interest to the Offeree at the new price and on the new terms and conditions. Specific details of the right of first offer to be defined in the definitive Software Distribution Agreement, to include a requirement for response by the Offeree within 20 business days. In the event that the Offeror completes the Third Party Sale Transaction (the Offeree having declined its right to purchase), this agreement shall continue in full force and effect for the balance of its term and shall be binding upon Amyyon and TECH and their successor or assign.

The foregoing first offer obligations and rights are subject to the following additional constraints or understandings necessary to accommodate the particular circumstances of this transaction and the short time frames within which it must necessarily be implemented: firstly, TECH shall have a period of six (6) months after the date hereof within which to settle its corporate structure and the holding of the license rights hereunder and of the shares of Amyyon Company without the first offer obligations set out hereunder; secondly, both Amyyon and TECH agree that subject to the foregoing, neither will initiate the processes set out under this section or the Drag-Along section prior to the second anniversary of this Agreement (provided the parties do not actively solicit offers, nothing in the foregoing shall prohibit the parties from mutually considering offers prior to the end of the 2 year holding period); thirdly, Amyyon agrees to expeditiously after the date hereof obtain the consent of its shareholders to the first offer, come-along, and drag-along rights set out in this Agreement and to effect appropriate amendments to the Shareholders Agreement in that respect. In the event that Amyyon fails to obtain such consents and amendments to the Shareholders Agreement, Amyyon will, under the first offer, come-along and drag-along circumstances set out herein, cause its assets to be sold, or the shares of its subsidiaries to be sold, so that the rights of TECH hereunder shall be functionally and economically equivalent to what would apply if there was compliance with the sale of Amyyon shares.
Come-Along:
In addition to the foregoing right to purchase on a first offer, the Offeree may instead elect to come-along with the Offeror's sale to a Third Party in which event the Offeror shall only enter into an agreement with the Third Party if the Third Party offer includes an offer for the Offeree's interest. Upon that election, the Offeror and Offeree shall first use all reasonable best efforts to agree as to the appropriate mark-up necessary to accommodate the purchase of the Offeree's interest in addition to the purchase of the Offeror's interest (being the Grossed Up Purchase Price noted below) and the relative participation of Offeror and Offeree in any such Grossed Up Purchase Price. If the parties cannot agree as to the Grossed Up Purchase Price, the pricing mechanisms set out under Drag-Along below shall apply and be settled prior to the Offeror pursuing Third Party offers. The Offeror will not then accept any Third Party offer unless it includes a price at least 80% of the Offeror's offering price offered to the Offeree plus the price agreed for the Offeree's interest together with an obligation to buy the Offeree's interest. In the event that the Offeror wishes to accept a third party offer at a level below 80% of its price originally offered to the Offeree or on more favourable terms and conditions to a purchaser then were originally offered to the Offeree, the Offeror must first re-offer its interest to the Offeree at the lower price and/or upon the more favourable terms and conditions pursuant to the First Offer Obligations set out above, and so on from time to time.
Drag-Along:
In the event that the Offeror has completed the first offer procedure set out above, and the Offeree has declined to purchase, or the Offeree has elected to come-along, and pursuant thereto the Offeror has entered into a Third Party Sale Transaction which transaction requires inclusion of the rights of the Offeree to the Software Products, then the Offeree shall be obliged to sell those rights coincidentally with the closing of the Third Party Sale Transaction with the Offeror (which shall be scheduled or delayed for a sufficient period of time to accommodate the pricing mechanism set out herein). In those circumstances, the Offeree's sale price (in the case of TECH being the sale of the shares to the US company, Amyyon Company; and in the case of Amyyon being the sale of its shares or the equivalent sale of its underlying assets) shall be determined by good faith negotiation between the Offeree and the Offeror as to an appropriate purchase price for the Offeree's interest (which together with the third party purchaser's offer for the Offeror's interest shall constitute the "Grossed Up Purchase Price"). If after diligently attempting to agree such Grossed-Up Purchase Price and allocation, the parties are not able to agree as to the purchase price for the Offeree's interest within twenty (20) days of initiating the process, then the Offeree's sale price shall be determined in accordance with the procedure set out hereafter.
If the Offeree is TECH, TECH will have the unilateral right to elect one of the following formulas for the valuation of TECH's interest:
(a)
A sale price equal to the value of the rights under the Software Distribution Agreement which value will be arbitrated and determined in the United States using American Arbitration Association rules and an arm's length third party business valuator qualified in the valuation of software companies. The result of the arbitration would be binding upon both parties. This process would result in a termination of the rights of TECH under the Software Distribution Agreement on the basis that the payment of the sale price is full compensation for those rights and, as appropriate, the price so determined would be applied to the purchase of the shares of Amyyon Company if it holds the Software Distribution Agreement (the "Sale of Rights");
(b)
If the election occurs within the first three (3) years of the Software Distribution Agreement, a sale price for the Sale of Rights being a cash payment on closing equal to the return of TECH's investment in Amyyon Company together with an internal rate of return of 75% compounded annually;
(c)
A cash payment on closing equal to a return of all royalties paid by TECH to Amyyon under the Software Distribution Agreement to that point in time in which case TECH would continue to hold the shares of Amyyon Company and it would continue to have all of the rights under the Software Distribution Agreement for the remainder of its term except that the right to distribute Software Products in the Geography would be non-exclusive.
If Amyyon is the Offeree, Amyyon will have the unilateral right to elect one of the following formulas for the valuation of Amyyon's interest:
(a)
An arbitration process similar to the one under (a) above in favour of TECH except that the arbitration would take place in Europe pursuant to generally applicable arbitration rules of the European Economic Community; or

Notwithstanding anything contained in the foregoing, the foregoing drag-along provisions shall not be available or exertible against the interests of TECH in the Software Products or in Amyyon Company at any time if, at that time, TECH has paid or has accrued payable cumulative royalties under this Agreement to the end of the immediately preceding year of this Agreement that exceed the aggregate of the Base Year Royalty and all subsequent Annual Incentive Standards for each year to the same point in time. For these purposes, 'paid' royalties will exclude any Top-Up Amounts that have not been applied to royalty obligations created from actual sales, unless the shortfall in sales represented by the unused Top-Up Amounts can be tied directly to late product delivery or development by Amyyon.

Similarly, the foregoing drag-along provisions shall not be available or exertible against the shares of Amyyon (and including its interest in the Software Products at any time). If, at that time, Amyyon has exceeded the revenue or product milestones which will be agreed between the parties in the formal Software Distribution Agreement. If the parties cannot agree, milestones will be arbitrated using, as a base line, Amyyon's revenue (excluding revenue from the Americas) during the period from June 1st, 1999 to May 31st, 2000 or NLG 20 Mid, whichever is greater and applying thereto the same incentive mark-up rules as are applied to TECH hereunder in setting the Annual Incentive Standards
General:
The Term Sheet constitutes a binding agreement and will be superceded by a formal Software Distribution Agreement between the two companies implementing the terms and conditions of this Agreement and, subject thereto, the normal and usual provisions applicable for a Software Distribution Agreement in the industry together with a commercially standard form of end-user license agreement for the Americas that is otherwise consistent with the Amyyon form of user license. The parties agree to expeditiously negotiate the terms and conditions of such formal Software Distribution Agreement and standard license agreement forthwith after the date hereof, and in the event that the parties are unable to agree as to any particular provision thereof on or before July 15, 1999, the same shall be arbitrated in accordance with the Arbitration Act (Ontario). This Agreement will be construed in accordance with the laws of the Province of Ontario, Canada, and each of the parties hereto agrees to attorn to the jurisdiction of that province.

Dated the 11 day of June, 1999.

TECHinspirations, Inc.	Amyyon Holding B.V.
Signature: /s/ FRANK VAN LUTTIKHUIZEN	Signature: /s/ SIMON DE YONGE
By: Frank van Luttikhuizen	By: Simon de Yonge
Its:	Its: President

Confidential

QuickLinks

Global Reseller Term Sheet